Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: March 2006

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                          Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes____                                No__X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                  Exhibit Index
                                  -------------

1. March 21, 2006 German Press Release - SGL Carbon receives rating-upgrade from Moody's

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             SGL CARBON Aktiengesellschaft


Date: March 23, 2006                         By: /s/ Robert J. Kohler
                                                 -------------------------------
                                                 Name:  Robert J. Koehler
                                                 Title: Chairman of the Board of
                                                        Management


                                             By: /s/ Sten Daugaard
                                                 -------------------------------
                                                 Name:  Mr. Sten Daugaard
                                                 Title: Member of the Board of
                                                        Management

SGL Carbon receives rating-upgrade from Moody's


Wiesbaden, March 21, 2006. Yesterday evening, SGL Carbon received an upgrade from the rating agency Moody's Investors Service on its credit worthiness. The rating of the SGL Carbon AG Corporate Family was raised by one notch from "B1" to "Ba3" with a stable outlook. The rating on secured facilities was increased from "B1" to "Ba3", and the rating on senior notes of SGL Carbon Luxembourg from "B3" to "B2". These upgrades will favourably impact potential future financial undertakings of SGL Carbon.

According to Moody's, the higher rating is largely a consequence of the strong and improving operating and financial performance over the last two years. In 2005, both total debt and costs of the Company had been reduced considerably. The successful capital increase of (euro) 83.7 million would additionally render more financial flexibility to the Company. The sound business outlook for the Carbon and Graphite business published at the recent annual press conference on March 9, 2006, also contributed to the rating upgrade.

Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
-------------------
SGL Carbon AG / Corporate Communications/ Media Relations/ Stefan Wortmann Phone. : +49 611 60 29 105 / Fax : +49 611 60 29 101 / Mobile: +49 170 540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de